Exhibit 99.2
RP® FINANCIAL, LC.
Serving the Financial Services Industry Since 1988
June 9, 2010
Boards of Trustees and Directors
Northfield Bancorp, MHC
Northfield Bancorp, Inc.
Northfield Bank
581 Main Street, Suite 810
Woodbridge, New Jersey 07095

Re:	Plan of Conversion and Reorganization Northfield Bancorp, MHC Northfield Bancorp, Inc.
Members of the Boards:
     All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion and Reorganization (the “Plan”) adopted by the Board of Trustees of Northfield Bancorp, MHC (the “MHC”) and the Board of Directors of Northfield Bancorp, Inc. (the “Mid-Tier”). The Plan provides for the conversion of the MHC into the full stock form of organization. Pursuant to the Plan, the MHC will be merged into the Mid-Tier and the Mid-Tier will merge with Northfield Bancorp, Inc., a newly-formed Delaware corporation (the “Company”) with the Company as the resulting entity, and the MHC will no longer exist. As part of the Plan, the Company will sell shares of common stock in an offering that will represent the ownership interest in the Mid-Tier now owned by the MHC.
     We understand that in accordance with the Plan, subscription rights to purchase shares of common stock in the Company are to be issued to: (1) Eligible Account Holders; (2) Tax-Qualified Plans; and (3) Supplemental Eligible Account Holders. Based solely upon our observation that the subscription rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of common stock at the same price as will be paid by members of the general public in the community and syndicated offerings, but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter:
(1)	the subscription rights will have no ascertainable market value; and,

(2)	the price at which the subscription rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.
     Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Company’s value alone. Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the subscription offering will thereafter be able to buy or sell such shares at the same price paid in the subscription offering.
Sincerely,
RP Financial, LC.

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